June 18, 2025

Elias Sacal Cababie
Chairman and Chief Executive Officer
Murano Global Investments PLC
25 Berkeley Square
London W1J 6HN, United Kingdom

       Re: Murano Global Investments PLC
           Draft Registration Statement on Form F-1
           Submitted June 13, 2025
           CIK No. 0001988776
Dear Elias Sacal Cababie:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Hugo Triaca